IOU Central Inc.

125 TownPark Drive, Suite 300

Kennesaw, Georgia 30144

March 24, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-159226)

Ladies and Gentlemen:

On May 13, 2009, IOU Central Inc., a Delaware corporation (the “Company”), filed a registration statement on Form S-1 (File No. 333-159226) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company requests withdrawal of the Registration Statement due to its evolving business model. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions or require further information, please contact the undersigned at (866) 217-8564 or C. Brophy Christensen, Jr. or Todd A. Hamblet of O’Melveny & Myers LLP, the Company’s outside counsel, at (415) 984-8700.

Very truly yours,

IOU Central Inc.

By:	/s/ Philippe Marleau
Name:	Philippe Marleau
Title:	Chief Executive Officer

cc:	C. Brophy Christensen, Jr., Esq. (O’Melveny & Myers LLP)

Todd A. Hamblet, Esq. (O’Melveny & Myers LLP)